March 22, 2012

BY EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0302
United States

RE:	Tata Communications Limited Form 20-F for the fiscal year ended March 31, 2011 Filed October 14, 2011 SEC Comment Letter dated March 8, 2012 File No. 001-15118

Dear Mr. Spirgel,

This is in response to the Staff’s comment letter dated March 8, 2012 (the “Comment Letter”) relating to the annual report on Form 20-F of Tata Communications Limited (referred to as the “Company”) for the fiscal year ended March 31, 2011 (referred to as the “2011 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR.  We have requested confidential treatment pursuant to 17 CFR 200.83 of the portion of this letter marked “REDACTED” and have submitted an unredacted version to the SEC’s Division of Corporation Finance.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly.

We confirm that the Company will comply with the Staff’s comments in the Comment Letter in future filings for so long as it remains accurate and appropriate to do so.

Our responses to the Comments are as follows:

General

1.
We note your response to comment 1 in our letter dated February 17, 2012. Please discuss the materiality of your contacts with Cuba, Iran, Sudan and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:

The Company does not believe that its contacts with Syria, Cuba, Iran, or Sudan (the “SCIS Contacts”), as described in the Company’s March 2, 2012 response (the “Company’s Letter”) to the SEC’s February 17, 2012 comment letter on the Company’s 2011 Form 20-F, are material in quantitative or qualitative terms.

a.	Quantitative Analysis

Revenues

The Company derives revenue from interconnection agreements between the Company and entities in Syria, Cuba, Iran, or Sudan (the “SCIS carrier revenues”) as described in the Company’s Letter.  Of the Company’s annual revenues for telecommunication services from the past three fiscal years and the interim period April 1, 2011 – December 31, 2011, less than 5% of the annual revenues were attributable to SCIS carrier revenues.

	In USD million
	FY 08-09	FY 09-10	FY 10-11	Apr. 1, 2011 – Dec. 31, 2011
Company Revenues from Telecommunications Services	1,913	2,360	2,556	2,118
SCIS Carrier Revenues from Telecommunications Services	REDACTED

                Costs

The Company pays network and transmission costs to SCIS carriers for traffic that terminates into Syria, Cuba, Iran, and Sudan, but such amounts represented less than 5% of the Company’s total cost of revenues in the past three fiscal years and the interim period April 1, 2011 – December 31, 2011.

	In USD million
	FY 08-09	FY 09-10	FY 10-11	Apr. 1, 2011 – Dec. 31, 2011
Company Network & Transmission Costs	1,006	1,367	1,509	1,187
SCIS Network & Transmission Costs	REDACTED

                Assets and Liabilities

The Company does not have (nor has it ever had) fixed assets located in Syria, Cuba, Iran, or Sudan, nor does the Company have any liabilities outstanding to anyone or any entities located in these four countries.  Receivables in respect of sales to these countries have been recovered in the ordinary course of business.

b.	Qualitative Analysis

The Company believes that the SCIS Contacts are also qualitatively immaterial in terms of the factors that a reasonable investor would deem important in making an investment decision, including factors that would affect the Company’s reputation or share value.

The Company believes that investors would expect that the Company, as a global provider of telecommunications services with significant geographic diversification, would be able to receive and terminate traffic around the world in order to remain competitive with other global providers of telecommunications services who offer global networks as well. The Company does not believe that the SCIS Contacts have a material adverse effect of the Company’s reputation. The Company believes that the provision of telecommunications equipment and services facilitates the free flow of information and therefore is in furtherance of the development of democracy in any country. The SCIS Contacts serve the benign purpose of fostering greater communication between persons in sanctioned markets and the outside world. There is no reason to believe that the SCIS Contacts would be viewed as conveying support to any political agenda or regime an association with which could be reputationally damaging to the Company. The SCIS Contacts do not generate meaningful revenue in sanctioned countries that could be used to finance terrorism of any other improper purposes. The Company is not aware of any shareholder or other inquiries or actual or planned divestments by shareholders of its securities resulting from the SCIS Contacts.

Item 5. Operating And Financial Review And Prospects, page 33

Introduction, page 33

2.
We note your response to comment 3 from our letter dated February 17, 2012 and your proposed disclosure. The proposed disclosure, however, does not address the immediate impact initiatives in emerging markets, including the Neotel venture, have had on your financials. For example, during fiscal 2011 most of your consolidated losses were attributable to your share of net loss in equity method investments, which in turn were chiefly attributable to your investment in Neotel. Confirm that to the extent initiatives like Neotel have an outsized effect on your results and financial condition, that you will specifically address the effect.

Response:

In response to the Staff’s comment, the Company will revise its future filings to disclose as follows:

In fiscals 2009, 2010 and 2011, the Company’s share of loss in Neotel and SEPCO was Rs. 1,122 million, Rs. 3,197 million and Rs. 5,534 million, respectively. The Net Income / (loss) of the Company was Rs. 3,908 million, Rs. (3,824) million and Rs. (8,082) million in fiscals 2009, 2010 and 2011, respectively. The percentage of loss in Neotel and SEPCO as compared to the Net Income/(loss) of the Company for fiscals 2009, 2010 and 2011 was approximately 22% (considering Net Income of the Company before losses), 84% and 68%, respectively. The Company’s investment in Neotel generated anticipated outsized losses because Neotel was in its network and customer reach expansion phase. The Company expects Neotel to become EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) positive in fiscal 2012 because several strategic initiatives in recent years have begun to yield results and the operating and financial performance of the business has shown visible improvements as a result of optimum asset utilisation and higher productivity levels. The Company’s future commitments to its initiatives in emerging markets, including its interest in Neotel, are expected to have a positive impact on its financial results and condition going forward. The Company regularly monitors the additional funding requirements in all its markets, including emerging markets. The Company believes that it has the ability to meet all its expected requirements appropriately, duly complying with its debt covenants.

Other material limitations – Debt and non-debt financing, page 58

3.
Your response to comment 5 from our letter dated February 17, 2012 indicates that the authorized capital of the company as of March 2, 2012 was Rs. 4,000 million whereas the Form 20-F indicates authorized share capital of Rs. 3,000. Confirm that your authorized capital was increased from Rs 3,000 million to Rs. 4,000 million during the current fiscal year.

Response:

The Ministry of Corporate Affairs (MCA) gave effect in its records to an increase in the Company’s authorized capital from Rs. 3000 million to Rs. 4000 million in the current fiscal year 2012.  In December 2007, the Company’s Board approved a merger (VBL Merger) of the Company’s wholly owned subsidiary, VSNL Broadband Limited (VBL), with and into the Company.  The Hon’ble Bombay High Court approved the VBL Merger in its order dated 3 April 2009. In December 2011, the MCA gave effect in its records to the VBL Merger, i.e. the MCA merged the records of VBL into the Company.  The authorized capital of VBL was Rs. 1000 million and was also merged into the Company by the MCA. Consequently, the authorized capital of the Company increased from Rs. 3000 million to Rs. 4000 million.

Company Acknowledgment

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any remaining questions or comments relating to the above, please contact the undersigned. Thank you very much for your consideration of this matter.

Yours Sincerely

/s/ Sanjay Baweja
Sanjay Baweja
Chief Financial Officer
Tata Communications Limited